

Mail Stop 7010

January 14, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Kent W. Hackamack
Vice President of Finance and Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

   RE: Form 10-K for the fiscal year ended December 31, 2006
     File No. 1-12936

Dear Mr. Hackamack:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief